UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

VEECO INSTRUMENTS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

922417100

(CUSIP Number)

Bradley J. Thies
Vice President and General Counsel
FEI Company
7451 NW Evergreen Parkway
Hillsboro, Oregon 97124
Telephone: (503) 640-7500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Larry W. Sonsini, Esq.
 Wilson Sonsini Goodrich & Rosati
Professional Corporation

650 Page Mill Road
Palo Alto, California 94304
Telephone: (650) 493-9300

January 8, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d–7 (b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922417100	SCHEDULE 13D/A	Page 2 of 5

1	NAME OF REPORTING PERSONS FEI Company, an Oregon corporation I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY). 93-0621989

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS). 00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION. Oregon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. -0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11). 0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS). CO

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by FEI Company that it is the beneficial owner of any of the Common Stock of Veeco Instruments Inc. referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 922417100	SCHEDULE 13D/A	Page 3 of 5

This Statement constitutes Amendment No. 1 to the Schedule 13D filed July 22, 2002, by FEI Company, an Oregon corporation (“FEI”).  Only those items which are hereby reported are amended.  All other items remain unchanged.  All capitalized terms shall have the meanings assigned to them in the Schedule 13D as amended to date, unless otherwise indicated herein.

ITEM 3.                             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

Item 3 is hereby amended by the addition of the following:

On January 8, 2003, FEI, Veeco Instruments Inc., a Delaware corporation (“Veeco”) and Venice Acquisition Corp., a wholly-owned subsidiary of Veeco (“Venice Acquisition”) entered into a Termination Agreement (the “Termination Agreement”) pursuant to which FEI, Veeco and Venice Acquisition terminated the Merger Agreement.  Pursuant to such Termination Agreement, the termination will be effected without a termination fee and FEI, Veeco and Venice Acquisition have agreed to release each other and other interested parties from substantially all rights, obligations, liabilities and claims in connection with the Merger Agreement.  The termination of the Merger Agreement terminates the voting agreements pursuant to which FEI was entitled to vote certain shares of Veeco common stock.

The Termination Agreement is incorporated by reference as Exhibit 2.4 to this Statement and the Joint Press Release issued on January 9, 2003 by FEI and Veeco in connection with the Termination Agreement is incorporated by reference as Exhibit 2.5 to this Statement.

ITEM 4.          PURPOSE OF TRANSACTION.

Item 4 is hereby amended by the addition of the following:

On January 8, 2003, FEI, Veeco and Venice Acquisition entered into the Termination Agreement pursuant to which FEI, Veeco and Venice Acquisition terminated the Merger Agreement.  Pursuant to such Termination Agreement, the termination will be effected without a termination fee and FEI, Veeco and Venice Acquisition have agreed to release each other and other interested parties from substantially all rights, obligations, liabilities and claims in connection with the Merger Agreement.  The termination of the Merger Agreement terminates the voting agreements pursuant to which FEI was entitled to vote certain shares of Veeco common stock.

The officers and directors of Veeco shall not change as a result of the Merger Agreement or the proposed merger, which have been terminated pursuant to the Termination Agreement.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended by the addition of the following:

(a), (b) and (e)  As a result of the Termination Agreement, as of January 8, 2003, FEI does not beneficially own any shares of Veeco’s Common Stock.

ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended by the addition of the following:

On January 8, 2003, FEI, Veeco and Venice Acquisition entered into the Termination Agreement pursuant to which FEI, Veeco and Venice Acquisition terminated the Merger Agreement.  Pursuant to such Termination Agreement, the termination will be effected without a termination fee and FEI, Veeco and Venice Acquisition have agreed to release each other and other interested parties from substantially all rights, obligations, liabilities and claims in connection with the Merger Agreement.  The termination of the Merger Agreement terminates the voting agreements pursuant to which FEI was entitled to vote certain shares of Veeco common stock.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended by the addition of the following:

Exhibit Number	Exhibit Description

2.4(1)	Termination Agreement, dated January 8, 2003, by and among FEI Company, Veeco Instruments Inc. and Venice Acquisition Corp.

2.5(2)	Joint Press Release on January 9, 2003 by FEI Company and Veeco Instruments Inc. announcing the termination of the Merger Agreement.

(1)                   Incorporated by reference to Exhibit 99.1 to FEI’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 9, 2003.

(2)                   Incorporated by reference to Exhibit 99.2 to FEI’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 9, 2003.

CUSIP No. 922417100	SCHEDULE 13D/A	Page 4 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2003
FEI COMPANY

	By:	/s/ Bradley J. Thies
		Name:	Bradley J. Thies
		Title:	Vice President and General Counsel

CUSIP No. 922417100	SCHEDULE 13D/A	Page 5 of 5

EXHIBIT INDEX

The Exhibit Index is hereby amended by the addition of the following:

Exhibit Number	Exhibit Description

2.4(1)	Termination Agreement, dated January 8, 2003, by and among FEI Company, Veeco Instruments Inc. and Venice Acquisition Corp.

2.5(2)	Joint Press Release on January 9, 2003 by FEI Company and Veeco Instruments Inc. announcing the termination of the Merger Agreement.

(1)                   Incorporated by reference to Exhibit 99.1 to FEI’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 9, 2003.

(2)                   Incorporated by reference to Exhibit 99.2 to FEI’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 9, 2003.